6-K 1 form6k204.htm

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended March 31, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Press Release – English
3.	Press Release - English

Fri Mar 12, 2004
Grant of Incentive Stock Options

VANCOUVER, B.C. - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) announces that it has granted incentive stock options to John Morgan, recently appointed as President and CEO of the Company, exercisable to acquire up to 175,000 common shares. The stock options will be exercisable at a price of $0.64 per share on or before March 11, 2009.

For further information please contact:
Investor Relations, Vannessa Ventures Ltd.
1-888-339-6339

Manfred Peschke
Chairman & Director
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

Sun Mar 22, 2004

Vannessa Affirms Cristinas Position

VANCOUVER, B.C. - In light of the numerous inquiries by our shareholders regarding the recent Crystallex proposed equity funding to finance the pre-development costs at Las Cristinas, Vannessa Ventures Ltd. (TSXV: VVV, OTCBB: VNVNF, Berlin: VVT, WKN914781) wishes to assure shareholders that the Company is still actively pursuing all legal avenues in Venezuela, and internationally, to ensure that the interests of our shareholders are protected with respect to our involvement with the Las Cristinas deposit.

Vannessa, through its 95% owned subsidiary MINCA, still holds the mining permit, the environmental permit and a contract with Corporacion Venezolana de Guayana (CVG) for the Las Cristinas deposit.

CVG has attempted to cancel its contract with MINCA but that action and other attempts to take over the Las Cristinas deposit are subject to several ongoing Supreme Court actions. The ultimate resolution of any one of these court actions has the potential to impact materially on the rights to the title of the concessions.

As stated in prior news releases, MINCA has also filed for an annulment on legal and constitutional grounds of the Presidential Decree declaring the Las Cristinas Concessions a project of "National Reserve". In addition to being unconstitutional, the Decree violates the right to legitimate defence and due process with respect to ongoing Supreme Court actions and so violates the bilateral treaty for the protection of investments between Venezuela and Canada.

Vannessa, through MINCA, continues to defend its rights to Las Cristinas through the Venezuelan legal system. If this process is frustrated due to unreasonable delays or other issues, Vannessa will exercise its rights to International Arbitration to seek compensation for damages.

The Ministry of Energy and Mines (MEM) in Venezuela is fully aware of the international arbitration case and is also the only entity authorized to approve feasibility studies of mining companies in Venezuela. MEM so far has not approved Crystallex's study nor has it granted Crystallex environmental and related permits.

Furthermore, the invasion of Las Cristinas by thousands of illegal miners under the management of CVG and Crystallex will have to be solved before MEM could license any company to proceed with work on the concessions. Negotiations between MEM and MINCA are ongoing and the Company will report any new developments as they occur.

John R. Morgan
President & CEO

VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Sun Mar 28, 2004
Vannessa Files Injunction On Las Cristinas

VANCOUVER, B.C. - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781), in response to requests to clarify its position to shareholders regarding the current status of the Las Cristinas property in Venezuela, is issuing this press release to supplement information provided in the Company's press release of March 22, 2004.

Vannessa's Venezuelan subsidiary, Minera Las Cristinas (MINCA), has extended the scope of the court action to set aside Presidential Decree 1757, by applying for an injunction to prevent the Las Cristinas property from being further encumbered financially or contractually before the legal status of the decree has been ruled on by the Supreme Court.

Decree 1757 declared Las Cristinas as a National Reserve and was used by Corporacion Venezolana de Guayana (CVG) as the basis to issue an sub-contract to a third party without regard for legal limitations set out in the Decree and in its own internal regulations.

The application filed by MINCA seeks a court order to prevent CVG from issuing any material contract, approval, authorization or similar actions affecting the Las Cristinas concessions.

The Venezuelan Mining Law of 1999 declares the Ministry of Mines (MEM) as the only mining authority with the capacity of granting any mining rights, approvals or authorizations. Such capacity with respect to Las Cristinas was directly expressed in Resolution 035 of March 2002, and later reconfirmed with Decree 2616 in September 2003. This latest Decree also ratifies the order of the Executive Power of 1996 that requires CVG to deliver to MEM all documentation with respect to all mining contracts, since MEM is the sole mining authority. CVG issued a mining sub-contract at Las Cristinas prior to obtaining authorization from MEM as required in Resolution 035 and subsequent ratifying orders. This resolution also established other limitations on CVG and affirmed MEM as the sole mining authority.

There is no statutory authority that permits CVG to grant permits or approve feasibility studies such as the one submitted lately for Las Cristinas. Even MEM's approval of a feasibility study does not give nor confirm any rights to the sub-contractor since the Ministry considers only CVG as the entity with legal standing with respect to the Las Cristinas concessions.

The CVG/MINCA contract contains provisions for conflict resolution and stipulates arbitration to be the exclusive method to resolve any conflict related to the agreement. This has been confirmed, since CVG seized assets from MINCA, in decision # 495 of the Supreme Court received in March of 2002, and decisions 2001-2895 and 2002-562 of the First Administrative Court. Vannessa therefore expects the Court will reverse the CVG action, order the arbitration process, and restore its contract with MINCA.

Further more, MINCA's legal standings with respect to Las Cristinas were again confirmed by the Supreme Court on November 29, 2003 in Decision #01876. CVG based the cancellation of its contract with MINCA on the claim that MINCA did not file reports for the four semesters prior to June 2001 and that MINCA failed to reinitiate mine construction after July 15 2001. Both allegations are false and MINCA filed proof with the Supreme Court that reports were filed on time and that CVG intentionally obstructed the recommencement of construction.

Vannessa wishes to reassure shareholders that the current equity financing and other activity announced by Crystallex International Corporation is not related to any change in the status of the legal proceedings currently underway in the Venezuelan legal system regarding MINCA's claims to the Las Cristinas deposit. Vannessa has had no contact with Crystallex regarding these issues and furthermore has not been approached or contacted by any of the underwriters of the proposed Crystallex financing, or their analysts, regarding the status of our legal claims through MINCA to Las Cristinas.

John Morgan
President & CEO
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.